EXHIBIT 3.1

**CERTIFICATE OF DESIGNATION,
PREFERENCES AND RIGHTS
OF
SERIES C CONVERTIBLE CUMULATIVE PREFERRED STOCK
OF
GENERAL FINANCE CORPORATION,
a Delaware corporation**

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

General Finance Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**), hereby certifies that, pursuant to the authority contained in Section Fourth of its Amended and Restated Certificate of Incorporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors ("**Board**") has adopted the following resolutions creating a series of its Preferred Stock designated as Series C Cumulative Preferred Stock:

NOW, THEREFORE, BE IT RESOLVED, that a series of the class of authorized Preferred Stock of the Corporation be, and hereby is, created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof, are as follows:

RESOLVED, FURTHER, that pursuant to the authority vested in the Board by the Amended and Restated Certificate of Incorporation of the Corporation, the Board does hereby provide for the issue of a series of Preferred Stock, $.0001 par value per share, of the Corporation, to be designated **"Series C Convertible Cumulative Preferred Stock"** (hereinafter referred to as the **"Series C"**), consisting of 1,500 shares, and to the extent that the voting powers, designations, preferences, limitations, restrictions and relative rights of the Series C are not stated and expressed in the Amended and Restated Certificate of Incorporation of the Corporation, does hereby fix and herein state and express such voting powers, designations, preferences, limitations, restrictions and relative rights as follows (which statement and expression shall be referred to as the **"Certificate of Designation"**):

1.   Designation and Amount. The shares of such series shall be designated as **"Series C Convertible Cumulative Preferred Stock"** and the number of shares constituting such series shall be 1,500.

2.   Dividend Provisions. Each share of the Series C shall not be entitled to dividends, unless declared by the Board.

3.   Voting Rights. The Series C shall not be entitled to vote except as otherwise may be provided by law and as set forth herein.

4.   Fractional Shares. Fractional shares of Series C may be issued by the Corporation.

5.   Liquidation Preference for Series C.

(a)   Upon the voluntary or involuntary liquidation, winding up or dissolution of the Corporation, out of the assets available for distribution to stockholders each share of Series C shall be entitled to receive, in preference to any payment on the Series A, Series B or Common Stock, an amount equal to One Thousand Dollars ($1,000) per share (the "**Series C Liquidation Preference**") plus dividends as provided in Section 2 hereof declared but unpaid to the date payment is made available to the Series C. If, upon any such liquidation, winding up or dissolution of the Corporation, the net assets of the Corporation distributable among the holders of all outstanding shares of the Series C shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation shall be distributed among the holders of the Series C ratably in proportion to the full amounts to which they would otherwise be respectively entitled. A reorganization shall not be considered to be liquidation, winding up or dissolution within the meaning of this subsection 5(a) and the Series C shall be entitled only to the rights provided in the plan of reorganization and elsewhere herein.

(b)   After the distributions described in subsection 5(a) hereof have been paid, subject to the rights of Series C and any other series of Preferred Stock which may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

6.   Conversion Rights of Series C. The shares of Series C shall be convertible into Common Stock as follows.

(a)   Automatic Conversion.

(i)   Each issued and outstanding share of Series C shall be automatically converted at any time into such number of fully paid and nonassessable shares of Common Stock equal to the Series C Liquidation Preference plus cumulative dividends declared but unpaid through the Series C Automatic Conversion Date (as hereinafter defined) divided by the Series C Conversion Price (as hereinafter defined) upon the earliest date (the "**Series C Conversion Date**") that the shares of Common Stock have a closing price on NASDAQ or any national securities exchange equal to or in excess of Five Dollars ($5.00) (the "**Series C Automatic Conversion Price**"). The "**Series C Conversion Price**" shall initially be Five Dollars ($5.00), subject to adjustment as provided herein. (The number of shares of Common Stock into which each share of Series C may be converted is hereinafter referred to as the "**Conversion Rate**" for the Series C.) Upon any decrease or increase in the Series C Conversion Price or the Conversion Rate for the Series C, as described in this paragraph 6(a)(i), the Series C Conversion Price or the Conversion Rate for the Series C shall be appropriately increased or decreased.

(ii)   Within 10 days of the Series C Automatic Conversion Date, the Corporation will deliver written notice to each holder of the Series C Automatic Conversion Date and the place designated for automatic conversion of the Series C shares. Such notice will be sent via first class or certified mail, postage prepaid to each holder of Series C at such holder's address last shown on the records of the transfer agent for the Series C (or the records of the Corporation, if the Corporation serves as its own transfer agent of the Series C).

(b)   Right to Convert.

(i)   Subject to paragraph 6(d) and if the Series has not converted to common stock pursuant to Section 6(a), each share of Series C shall be convertible, at the option of the holder thereof, at any time two years after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Series C, into Common Stock. The number of fully paid and nonassessable shares of Common Stock into which each share of Series C may be converted shall be equal to the Series C Liquidation Preference plus unpaid dividends through the date of the Series C Notice (as hereinafter defined) divided by the Series C Conversion Price.

(c)   No Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series C, and any shares of Series C surrendered for conversion which would otherwise result in a fractional share of Common Stock shall be redeemed for the then fair market value as determined by the Board, payable as promptly as possible whenever funds are legally available therefore. If more than one share of Series C is surrendered for conversion at any one time by the same holder, the number of shares of Series C to be issued upon conversion shall be computed on the basis of the aggregate number of shares of Series C so surrendered.

(d)   Mechanics of Conversion. Immediately following the automatic conversion of the Series C into Common Stock pursuant to paragraph 6(a) and before any holder of Series C shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for the Series C. Following such automatic conversion the Corporation shall deliver notice to all holders of Series C and each holder shall deliver written notice to the Corporation stating therein the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued, and following conversion at the option of the holder, the holder shall give written notice to the Corporation that such holder elects to convert the same and shall state therein the name or names in which such holder elects to convert the same and shall state therein the name or names in which such holder wishes the certificate or certificates of Common Stock to be issued (the "**Series C Notice**"). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series C or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made (i) upon the automatic conversion, on the Series C Conversion Date and (ii) following conversion at the option of holder, immediately prior to the close of business on the date of such surrender of the shares of Series C to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such dates. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Series C shall not be deemed to have converted such Series C until immediately prior the closing of such sale of securities.

(e)   Adjustment of Conversion Rate for Combinations or Consolidations of Common Stock. In the event the Corporation at any time or from time to time after the date upon which any shares of Series C were first issued (the "**Original Issue Date**") effects a forward stock split that increases the number of shares of Common Stock or a combination or consolidation of its outstanding Common Stock into a lesser number of shares without a proportionate and corresponding combination or consolidation of Series C, then, provided that the shares of Series C were not proportionately increased or decreased, and in each such event the Conversion Rate for Series C shall be decreased or increased proportionately.

(f)   Adjustment of Conversion Rate for Splits and Subdivisions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights (hereinafter referred to as "**Common Stock Equivalents**") convertible into or entitling the holder thereof to receive additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock or such Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then and in each such even the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable in payment of such dividend or distribution or upon conversion or exercise of such Common Stock Equivalents shall be deemed to be issued and outstanding as of the time of such issuance or, in the event such a record date shall have been fixed, as to the close of business on such record date. In each such event the Conversion Rate for Series C shall be increased as of the time of such issuance or, in thee vent such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Rate for such series by a fraction,

(i)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding or deemed to be issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution or upon conversion or exercise of such Common Stock Equivalents; and

(ii)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding or deemed to be issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; provided, however, (A) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore, the Conversion Rate for such series shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Rate for such series shall be adjusted pursuant to this paragraph 6(f) as of the time of actual payment of such dividends or distribution; (B) if such Common Stock Equivalents provide, with the passage of time or otherwise, for any decrease in the number of shares of Common Stock issuable upon conversion or exercise thereof, the Conversion Rate for such series shall, upon any such decrease becoming effective, be recomputed to reflect such decrease insofar as it affects the rights of conversion or exercise of the Common Stock Equivalents then outstanding; and (C) upon the expiration of any rights or conversion or exercise under any unexercised Common Stock Equivalents, the Conversion Rate for such series computed upon the original issue thereof shall, upon such expiration, be recomputed as if the only additional shares of Common Stock issued were the shares of such stock, if any, actually issued upon the conversion or exercise of such Common Stock Equivalents.

(g)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate for Series C pursuant to this paragraph 6, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series C a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series C, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate for each series at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder's shares of Series C.

(h)   Notices of Record Date. In the event of the establishment by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend_ or other distribution, any Common Stock Equivalents or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series C at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or rights, and the amount and character of such dividend, distribution or right.

(i)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series C such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series C; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(j)   Notices. Any notices required by the provisions of this paragraph 6 to be given to the holders of shares of Series C shall be deemed given if deposited in the United States mail, postage prepaid, and addresses to each holder of record at his address appearing on the books of the Corporation.

7.   Protective Provisions.

(a)   So long as shares of Series C are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C, voting as a single class (on an as-converted basis) alter or change the rights, preferences or privileges of the Series C.

8.   Redemption.

(a)   Right to Redeem. The Corporation shall have the right to redeem some or all of the shares of Series C on or before the Series C Conversion Date. If the Corporation elects to redeem some, but not all, shares of Series C eligible for redemption, the Corporation shall redeem from among the shares submitted by the various stockholders for redemption on the applicable date a pro-rata amount from each stockholder so submitting shares for redemption.

(i)   Mechanics of Redemption. The Corporation shall effect each such redemption by giving written notice of its election to redeem, at least 20 days in advance of the redemption date, to the holder of shares of Series C appearing in the Corporation's register for the Series C. Such redemption notice shall indicate whether the Corporation will redeem all or part of the shares of Series C and the applicable redemption price. The Corporation may, in its sole and absolute discretion, issue a notice of redemption (a "**Contingent Redemption**") contingent upon the occurrence of an event (the "**Triggering Event**") on any or all Series C shares. If the Corporation gives notice of a Contingent Redemption and the Triggering Event does not occur within 180 days of the date upon which the Corporation gave notice of the Contingent Redemption, such redemption shall be void and the Corporation shall treat the Series C as though such notice of redemption had never been given. The Corporation shall be entitled to send a notice of redemption and begin the redemption procedures regardless of whether the Corporation has the full amount of the redemption price, in cash or liquid assets, available on the date the redemption notice is sent to stockholders. The redemption price shall be paid to the holder of shares of Series C redeemed on the date fixed in the notice of redemption for said redemption, which Contingent Redemption may be a fixed number of days following the date upon which Triggering Event occurs; provided, however, that the Corporation shall not be obligated to deliver any portion of any such redemption price unless either the certificates evidencing the shares of Series C redeemed are delivered to the Corporation or its transfer agent for the Series C, if any, or the holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

(ii)   <u>Redemption Price</u>. The redemption price per share of Series C shall be One Thousand Dollars ($1,000) per share plus all declared but unpaid dividends for such share.

9.   <u>No Preemptive or Subscription Rights</u>. No holder of shares of Series C shall be entitled to preemptive or subscription rights.

10.   <u>Amendment</u>. So long as any shares of Series C are outstanding, the Corporation shall not, without the affirmative vote of at least a majority of the outstanding shares of Series C voting as a single class, amend, alter or repeal any provision of this Certificate of Designation so as to affect the rights, preferences, qualifications, limitations or restrictions of the Series C.

[Signatures continued on next page]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation, Preferences and Rights of Series C Preferred Stock to be duly executed by its Secretary on September 28, 2012.

GENERAL FINANCE CORPORATION

By: /s/ Christopher A. Wilson
      Christopher A. Wilson
      Secretary